SECU

20004673

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SEC FILE NUMBER
8 - 39085

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Financial Products Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7th Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Nazzareno (212)-908-9219
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name -- *if individual, state last, first, middle name*)

Nine Greenway Plaza, Ste 1700 (Address) Houston (City) TX (State) 77046 (Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Donald Rice Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Financial Products Company, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chariman/CEO/CCO

Title

Notary Public

KAREN NAZZARENO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NA6385370
Qualified in Suffolk County
My Commission Expires 12-31-2022

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rice Securities, LLC
dba Rice Financial Products Company
Consolidated Statement of Financial Condition with Report of
Independent Registered Public Accounting Firm Thereon
As of December 31, 2019

(Confidential Pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Rice Securities, LLC dba Rice Financial Products Company (Rice Securities or the "Company") as of December 31, 2019, and the related consolidated notes (collectively referred to as the consolidated financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Rice Securities as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Rice Securities' management. Our responsibility is to express an opinion on Rice Securities financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Briggs & Veselka Co.
Briggs & Veselka Co.

We have served as the Rice Securities' auditor since 2008.

Houston, Texas .

February 24, 2020

RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 170,216
Deposits with clearing organizations	200,000
Due from clearing broker	39,849
Accounts receivable	857,104
Accounts receivable – related party	363,589
Other assets	68,575
TOTAL ASSETS	$ 1,699,333
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued liabilities	$ 426,604
Member's equity	1,272,729
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,699,333

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the Company) was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC (RCAP) and Rice Capital Marketing and Servicing, LLC (RCMS). In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program. As the Designated Bonding Authority for the United States Department of Education's Historically Black College and University (HBCU) Capital Financing Program, RCAP helps refinance outstanding debt and secure needed funding for new projects at very competitive rates for both public and private HBCU institutions.

Basis of Presentation – The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation – The consolidated financial statements include the accounts of RCAP and RCMS. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition, net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $0 at December 31, 2019.

Revenue Recognition - In accordance with ASU 2014–09 - Revenue from Contracts with Customers (ASC 606), effective January 1, 2019, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The implementation of the new standard did not impact our method of revenue recognition.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Municipal underwriting revenue include fees, net of underwriting expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Where the Company is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because the Company is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When the Company is not the lead underwriter, the Company will recognize its share of revenue and expenses on a gross basis, because the Company is acting as the principal. These revenues are recorded in accordance with the terms of the agreements.

Commissions are earned by executing client transactions in stocks, mutual funds, fixed income and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Management and administrative services income are recognized at the time of transaction closing and invoiced when the performance obligation is satisfied.

Advertising – Advertising costs are included in other expenses in the consolidated statement of income. Costs associated with advertising are expensed as the item or service is incurred. Advertising expense was $0 for the year ending December 31, 2019.

Income Taxes – As a single member limited liability company, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the sole member, Rice, reports the Company's income or loss on its own tax report.

Uncertain tax positions are recognized in the financial statement only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. At December 31, 2019, the Company did not recognize interest and penalties related to uncertain tax positions or income tax expense.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2019, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Recent Accounting Pronouncements - In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The ASU will require most leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. The guidance is effective beginning January 1, 2019 for public companies and beginning January 1, 2021 for nonpublic companies. The standard may be early adopted and requires a modified retrospective transition approach to apply. The Company is evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*. This update provides guidance on how to record eight specific cash flow issues, and how the predominant principle should be applied when cash receipts and cash payments have more than one class of cash flows. This standard is effective for fiscal years beginning after December 15, 2018 and interim periods beginning after December 15, 2019, with early adoption permitted. The adoption was applied retrospectively with no material impact on the financial statements and related disclosures.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization requires a security deposit balance of $200,000 to be maintained by the Company. Additional deposits based on transactions and trade activity may also be required, however no additional deposits were required as of December 31, 2019.

NOTE 3 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2019.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through September 30, 2021. Lease expense was $182,600 for the year ending December 31, 2019. At December 31, 2019, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2020	$ 155,328
2021	$ 116,496
Total	$ 271,824

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal.

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $662,430, which exceeds its required net capital of $100,000 by $562,430. The Company's ratio of aggregate indebtedness to net capital was .644 to 1 at December 31, 2019.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The overhead fee for the year ending December 31, 2019 was approximately $2,540,231 and is reflected in the various expense accounts of the Company. Additionally, the Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $363,589 at December 31, 2019.

During the year ended December 31, 2019, the Company made distributions of $1,575,000 to Rice.

NOTE 7 – CONTINGENCIES

The Company may develop unexpected legal contingencies or matters that exceed insurance coverage. The Company is subject to and in the future, may be subject to various claims, including legal claims arising in the normal course of business.

NOTE 8 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements and Information relating to the Possession of Control Requirements* are not required.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2020, the date which the consolidated financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.